UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Exhibits 99.2 and 99.3 of this Form 6-K are incorporated by reference into Greenbrook TMS Inc.’s registration statement on Form F-3 (File No. 333-264067).

EXHBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Press Release dated November 8, 2023: Greenbrook TMS Reports Third Quarter Operational and Financial Results

99.2	Condensed Interim Consolidated Financial Statements of Greenbrook TMS Inc., for the three and nine months ended September 30, 2023 and 2022 (unaudited)

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations, for the three and nine-month periods ended September 30, 2023 and 2022

99.4	Form 52-109F2 – Certification of Interim Filings (CEO)

99.5	Form 52-109F2 – Certification of Interim Filings (CFO)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.

Date: November 8, 2023	By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President & CEO